February 7, 2020

Jennifer Provancher
President and Chief Financial Officer
TEB Bancorp, Inc.
2290 N. Mayfair Road
Wauwatosa, WI 53226

       Re: TEB Bancorp, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2019
           Filed September 30, 2019
           File No. 000-56049

Dear Ms. Provancher:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K Filed September 20, 2019

Item 15. Exhibits and Financial Statement Schedules
4.2 Description of Registrant's Securities, page 54

1. We note that your forum selection provision in your articles of incorporation identifies a state or federal court in the state of Maryland as the exclusive forum for certain litigation, including any "derivative action." Please revise future filings to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jennifer Provancher
TEB Bancorp, Inc.
February 7, 2020
Page 2

      You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Michael Volley, Staff Accountant, at 202-551-3437 if you have any questions.



FirstName LastNameJennifer Provancher                  Sincerely,
Comapany NameTEB Bancorp, Inc.
                                                       Division of Corporation
Finance
February 7, 2020 Page 2                                Office of Finance
FirstName LastName